UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NoAct
P.E. 12-2-02
1-02360

02068256

December 26, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	12/26/2002

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 2, 2002

Dear Mr. Moskowitz:

This is in response to your letter dated December 2, 2002 concerning the shareholder proposal submitted to IBM by the Sisters of the Order of St. Dominic (Grand Rapids Dominicans). Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mary Brigid Clingman OP
Grand Rapids Dominican Sisters
Councilor of Mission and Advocacy
2025 E. Fulton Street
Grand Rapids, MI 49503-3895

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

RECEIVED
2002 DEC -3 PM 2:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 2, 2002

Securities and Exchange Commission
Office of Chief Counsel
Department of Corporation Finance
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Subject: IBM Proxy Statement - Untimely filing of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with letter from the Grand Rapids Dominicans dated November 19, 2002 (the "Proponent") submitting a stockholder proposal to disclose our social, environmental and economic performance by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines (See Exhibit A).

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") because of its untimely receipt. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION BY THE PROPONENT

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2002 annual meeting was dated and released on March 11, 2002. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2002 annual meeting informed stockholders that proposals for the 2003 annual meeting had to be received by November 11, 2002 to be considered for inclusion in the Company's 2003 proxy statement. (See Exhibit B).

Under this Rule, the subject Proposal, being sent by the Proponent, and received by the Company, after the November 11 deadline, was untimely. The instant Proposal, dated November 19, 2002 was received by IBM on November 26, 2002, well after the Company's November 11 deadline. The Proposal may therefore be excluded from the Company's proxy materials for its 2003 annual meeting.

In this connection, the Staff has made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even if a proposal is submitted only one day late. Accordingly, IBM respectfully requests your advice that the staff will not recommend any enforcement action to the Commission if the instant Proposal is omitted from IBM's proxy materials being prepared for the 2003 Annual Meeting pursuant to Rule 14a-8(e). By copy of this letter, we are so advising the Proponent. If there are any questions relating to this submission, please contact the undersigned at 914-499-6148. Thank you for your interest and attention in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

cc: Grand Rapids Dominicans
2025 E. Fulton Street
Grand Rapids, MI 49503-3895

Exhibit A

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Grand Rapids Dominicans
2025 E. Fulton Street • Grand Rapids, Michigan 49503-3895

November 19, 2002

Louis V. Gerstner, Jr
IBM Corporation
1133 Westchester Avenue
White Plains, New York 10604

RE: Resolution for 2003 Annual Shareholder Meeting

Dear Mr. Gerstner,

The Sisters of the Order of St. Dominic (Grand Rapids Dominicans) are the beneficial owners of at least $2,000 of shares of IBM stock. A letter of verification is enclosed.

I am authorized to inform you of our intention to present the enclosed resolution, in conjunction with the New York City Office of Comptroller and other shareholders from the Interfaith Center for Corporate Responsibilities as well as other socially responsible investors for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion I the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $2,000 of shares through the date of the annual meeting.

We as a congregation are committed to the care of the earth and have stated our intentions concerning human rights and care of the earth in our 1992-94 document DIRECTION STATEMENTS. Given those commitments, we further endorse the Global Reporting Initiative *Guidelines* as a framework for reporting on an organization's economic, environmental, and social performance. We therefore support the resolution requesting disclosure of our social, environmental and economic performance based on the GRI sustainability reporting guidelines.

Sincerely yours,

Mary Brigid Clingman OP
Mary Brigid Clingman OP
Grand Rapids Dominican Sisters
Councilor of Mission and Advocacy

CC: Patrick Doherty, NYC Office of Comptroller
Interfaith Center for Corporate Responsibility

FAX 616-454-6105 Administrative Offices 616-459-2910 Finance Office 616-454-4548

IBM

RESOLUTION TO DISCLOSE SOCIAL, ENVIRONMENTAL, AND ECONOMIC PERFORMANCE

Whereas:
Disclosure of key information is a founding principle of our capital markets;

For investors, sustainability reporting will provide non-financial information that can contribute to long-term shareholder value. The Dow Jones Sustainability Index World (DJSI World), which analyzes financial performances as well as the economic, environmental, and social performances of included companies, has outperformed the Dow Jones Global Index from 1994 to 2001;

We believe the linkage between sustainability performance and long-term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting value in capital markets. Major firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

Companies increasingly recognize that transparency and dialogue with stakeholders about performance, priorities, and future sustainability plans are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment";

We believe sustainability reporting can warn of trouble spots and signal cost-saving opportunities, to both management and shareholders. Disclosure of energy consumption allows companies and shareholders to assess environmental performance, potential regulatory actions and reputational risk associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the *Guidelines*), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

More than 120 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the *Guidelines* for sustainability reporting;

Moreover, many important global organizations support the *Guidelines*. At the 2002 Johannesburg World Summit on Sustainable Development, Article 17 of the Plan of Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the EPA modeled certain disclosure requirements on the environmental component of the *Guidelines*. The European Union Framework for Corporate Social Responsibility recommends the use of the *Guidelines*. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the *Guidelines*. In 2002 the Johannesburg Stock Exchange became the first exchange to require all listed companies to comply with a code of conduct that requests disclosure of non-financial information consistent with the *Guidelines*;

RESOLVED:

That shareholders request that IBM disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines.

[redacted]

Personal service by design

November 4, 2002

Grand Rapids Dominicans
2025 East Fulton Street
Grand Rapids, MI 49503

To Whom It May Concern:

This letter will verify that Grand Bank holds the following security as Custodian for the Grand Rapids Dominicans as of this date:

1,500 shares of common stock of International Business Machines Corp.

Sincerely,

Thomas B. Roberts
Vice President

TBR:ch

GRAND BANK BUILDING • 126 OTTAWA AVE., NW • P.O. BOX 230199 • GRAND RAPIDS, MI 49503-0199 • TELEPHONE: 616-235-7000 • FAX: 616-235-2160

Exhibit B

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

STOCKHOLDER PROPOSALS

Stockholder proposals may be submitted for inclusion in IBM's 2003 proxy material after the 2002 Annual Meeting but must be received no later than 5 p.m. EST on November 11, 2002. Proposals should be sent via registered, certified, or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Armonk, N.Y. 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of the Company and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the proxy material.

Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of independent accountants, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy material concerning such matters as abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure, and secrecy of stockholder voting.

INTERNATIONAL BUSINESS MACHINES CORPORATION
Armonk, New York 10504
March 11, 2002

NOTICE OF MEETING

The Annual Meeting of Stockholders of International Business Machines Corporation will be held on Tuesday, April 30, 2002, at 10 a.m., in Exhibit Hall A at the Kentucky International Convention Center, 221 Fourth Street, Louisville, Kentucky 40202. The items of business are:

1. Election of directors for a term of one year.

2. Ratification of the appointment of independent accountants.

3. Such other matters, including 4 stockholder proposals, as may properly come before the meeting.

These items are more fully described in the following pages, which are hereby made a part of this Notice. Only stockholders of record at the close of business on March 1, 2002 (the "Record Date"), are entitled to vote at the meeting, or any adjournment thereof. Stockholders are reminded that shares cannot be voted unless the signed proxy card is returned, shares are voted over the Internet or by telephone, or other arrangements are made to have the shares represented at the meeting.

Daniel E. O'Donnell
Vice President and Secretary

Admission to the Annual Meeting will be on a first-come, first-served basis and an admission ticket and picture identification will be required to enter the meeting. For stockholders of record, an admission ticket is attached to the proxy card sent with this Proxy Statement. Stockholders holding stock in bank or brokerage accounts can obtain an admission ticket in advance by sending a written request, along with proof of ownership (such as a brokerage statement), to our transfer agent at the address listed below. An individual arriving without an admission ticket will not be admitted unless it can be verified that the individual is an IBM stockholder as of the Record Date for the meeting. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the meeting.

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about March 11, 2002, to stockholders entitled to vote. The IBM 2001 Annual Report, which includes consolidated financial statements, is being mailed with this Proxy Statement. Stockholders of record who did not receive an annual report or who previously elected not to receive an annual report for a specific account may request that IBM promptly mail IBM's 2001 Annual Report to that account by writing to our transfer agent, EquiServe Trust Company, N.A., Mail Suite 4688, P.O. Box 2530, Jersey City, N.J. 07303-2530 or by telephoning 201-324-0218.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 2, 2002

The proposal relates to sustainability.

There appears to be some basis for your view that IBM may exclude the Sisters of the Order of St. Dominic (Grand Rapids Dominicans) as a co-proponent of the proposal because IBM received it after the deadline for submitting proposals under rule 14a-8(e)(2). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the Sisters of the Order of St. Dominic (Grand Rapids Dominicans) as a co-proponent in reliance on rule 14a-8(e)(2).

Sincerely,

Jennifer Bowes
Attorney-Advisor